SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 21, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of June 30, 2012,

together with the limited review report

on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See Note 22 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2012, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2012, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the third paragraph, with respect to the professional accounting standards effective in Argentina.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2011, which were presented for comparative purposes, we report that:

a)	On February 15, 2012, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, which included a qualified opinion due to differences between the accounting standards established by the BCRA used by the Bank and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2011.

b)	On August 4, 2011, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2011, which included qualifications due to differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)	As of June 30, 2012, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 33,548,244, none of which was due as of that date.

City of Buenos Aires,

August 7, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

JUNE 30, 2012

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011

ASSETS

A.	CASH
	Cash on hand	1,617,251	1,945,713
	Due from banks and correspondents
	Central Bank of Argentina	4,215,537	2,875,512
	Local Other	22,314	15,400
	Foreign	253,252	103,434
	Other	283	269
		6,108,637	4,940,328

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	590,839	736,368
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	103,111	103,616
	Instruments issued by the Central Bank of Argentina	3,891,568	1,255,027
		4,585,518	4,087,636

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	316,441	335,726
	To the financial sector
	Interfinancing (granted call)	311,811	250,000
	Other financing to Argentine Financial Institutions	176,142	176,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	4,196	5,226
	To the non-financial private sector and foreign residents
	Overdrafts	4,027,192	2,683,707
	Documents	2,802,180	3,138,189
	Mortgage loans	1,050,317	1,108,456
	Pledge loans	616,875	665,549
	Personal loans	8,136,828	7,490,051
	Credit cards	3,389,372	2,851,876
	Other (Note 6.1.)	4,234,806	4,115,741
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	367,210	349,757
	less: Unearned discount	(59,582)	(71,182)
	less: Allowances (Exhibit J)	(692,571)	(557,586)
		24,681,217	22,541,610

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	403,775	2,321,905
	Amounts receivable from spot and forward sales pending settlement	3,220,712	1,141,336
	Securities and foreign currency receivable from spot and forward purchases pending settlement	302,297	50,719
	Unlisted corporate bonds (Exhibits B, C and D)	259,037	251,864
	Receivables from forward transactions without delivery of underlying asset	34	880
	Other receivables not covered by debtors classification standards (Note 6.2.)	578,439	564,910
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	39,084	33,144
	less: Allowances (Exhibit J)	(228,817)	(232,314)
		4,574,561	4,132,444

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	309,451	330,605
	Accrued interest and adjustments	5,081	5,512
	less: Allowances (Exhibit J)	(5,666)	(5,583)
		308,866	330,534

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	689,871	614,045
	Other	50,848	52,224
	less: Allowances (Exhibit J)	(311)	(1,142)
		740,408	665,127

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	6,375	6,240
	Other (Note 6.3.)	498,238	530,551
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	344	231
	Other accrued interest and adjustments receivable	549	447
	less: Allowances (Exhibit J)	(12,009)	(12,339)
		493,497	525,130

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	547,605	519,676

I.	OTHER ASSETS (Exhibit F)	270,945	228,253

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	79,867	86,893
	Organization and development costs	239,923	222,479
		319,790	309,372

K.	ITEMS PENDING ALLOCATION	2,848	3,120

TOTAL ASSETS		42,633,892	38,283,230

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	6,994,353	4,875,273
	From the financial sector	19,653	17,419
	From the non-financial private sector and foreign residents
	Checking accounts	5,045,700	4,429,772
	Savings accounts	5,880,726	5,599,541
	Time deposits	11,561,568	10,756,676
	Investment accounts	31,375	43,766
	Other (Note 6.4.)	615,940	585,082
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	143,451	125,642
		30,292,766	26,433,171

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	21,525	9,043
	Banks and International Institutions (Exhibit I)	163,804	154,942
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	481,469	654,905
	Amounts payable for spot and forward purchases pending settlement	299,378	48,523
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,244,069	3,160,058
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	40,101	1
	Other financing received from Argentine financial institutions	14,612	15,501
	Accrued interest payables	31
	Receivables from forward transactions without delivery of underlying asset	3,093	30
	Other (Note 6.5. and Exhibit I)	1,160,565	1,391,206
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	50,367	48,793
		5,479,014	5,483,002

N.	OTHER LIABILITIES
	Fees	21	7,523
	Other (Note 6.6.)	717,695	897,827
		717,716	905,350

O.	PROVISIONS (Exhibit J)	97,604	88,164

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	681,001	647,753

Q.	ITEMS PENDING ALLOCATION	4,401	6,238

TOTAL LIABILITIES		37,272,502	33,563,678

SHAREHOLDERS' EQUITY (As per related statement)		5,361,390	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		42,633,892	38,283,230

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	31,639,657	18,082,033

Contingent	7,326,829	7,916,106
Credit lines obtained (unused portion)		11,700
Guarantees received	6,842,317	7,385,671
Other not covered by debtors classification standards	201	195
Contingent debit-balance contra accounts	484,311	518,540
Control	20,947,190	6,511,301
Receivables classified as irrecoverable	988,165	876,232
Other (Note 6.7.)	19,621,932	5,388,859
Control debit-balance contra accounts	337,093	246,210
Derivatives (Exhibit O)	3,365,638	3,654,626
Notional value of put options taken (Note 11.d))	67,609	40,091
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,601,058	1,757,843
Interest rate swap (Note 11.b))	149,757	158,550
Derivatives debit-balance contra accounts	1,547,214	1,698,142

CREDIT-BALANCE ACCOUNTS	31,639,657	18,082,033

Contingent	7,326,829	7,916,106
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	40,728	38,729
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	119,582	70,371
Other guarantees provided not covered by debtors classification standards	150,915	137,329
Other covered by debtors classification standards (Exhibits B, C and D)	173,086	272,111
Contingent credit-balance contra accounts	6,842,518	7,397,566
Control	20,947,190	6,511,301
Checks to be credited	337,093	246,210
Control credit-balance contra accounts	20,610,097	6,265,091
Derivatives (Exhibit O)	3,365,638	3,654,626
Notional value of put options sold (Note 11.c))	24,371	36,490
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,522,843	1,661,652
Derivatives credit-balance contra account	1,818,424	1,956,484

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		06/30/2012	06/30/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	74	73
	Interest on loans to the financial sector	22,239	4,298
	Interest on overdrafts	300,927	173,170
	Interest on documents	191,253	89,081
	Interest on mortgage loans	89,343	66,934
	Interest on pledge loans	61,218	34,108
	Interest on credit card loans	317,304	141,779
	Interest on financial leases	31,075	24,171
	Interest on other loans	1,401,978	894,628
	Net income from government and private securities (Note 6.8.)	200,648	272,524
	Interest on other receivables from financial intermediation	122	123
	Income from guaranteed loans - Presidential Decree No. 1,387/01	60	4,876
	CER (Benchmark Stabilization Coefficient) adjustment	530	3,783
	CVS (Salary Variation Coefficient) adjustment	143	179
	Difference in quoted prices of gold and foreign currency	157,220	113,011
	Other (Note 6.9.)	133,829	22,484
		2,907,963	1,845,222

B.	FINANCIAL EXPENSE
	Interest on savings accounts	14,651	10,289
	Interest on time deposits	955,355	478,655
	Interest on interfinancing received loans (received call)	2,312	2,472
	Interest on other financing from Financial Institutions	9	4
	Interest on other liabilities from financial intermediation	33,378	31,478
	Interest on subordinated bonds	32,078	29,518
	Other interest	1,376	801
	CER adjustment	2,223	2,129
	Contribution to Deposit Guarantee Fund	24,509	19,076
	Other (Note 6.10.)	173,332	112,737
		1,239,223	687,159

	GROSS INTERMEDIATION MARGIN - GAIN	1,668,740	1,158,063

C.	PROVISION FOR LOAN LOSSES	275,456	98,442

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	46,279	50,014
	Related to deposits	704,195	503,226
	Other commissions	19,108	19,778
	Other (Note 6.11.)	381,828	247,297
		1,151,410	820,315

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

		06/30/2012	06/30/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	63,570	47,080
	Other (Note 6.12.)	196,710	126,335
		260,280	173,415

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	792,042	623,248
	Directors' and statutory auditors' fees	23,312	17,672
	Other professional fees	43,103	37,081
	Advertising and publicity	41,019	33,413
	Taxes	70,396	58,976
	Depreciation of equipment	37,989	33,577
	Amortization of organization costs	32,582	25,685
	Other operating expenses (Note 6.13.)	180,435	135,351
	Other	101,880	68,745
		1,322,758	1,033,748

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	961,656	672,773

G.	OTHER INCOME
	Income from long-term investments	84,158	52,025
	Penalty interest	17,705	13,012
	Recovered loans and allowances reversed	26,344	32,831
	CER adjustments	38	43
	Other (Note 6.14.)	40,740	52,990
		168,985	150,901

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	7	7
	Charges for other receivables uncollectibility and other allowances	16,957	11,413
	Amortization of differences related to court orders	9,508	8,782
	Depreciation and loss of other assets	904	819
	Goodwill amortization	7,026	7,026
	Other (Note 6.15.)	13,926	10,542
		48,328	38,589

	NET INCOME BEFORE INCOME TAX - GAIN	1,082,313	785,085

I.	INCOME TAX (Note 4.)	426,400	269,600

	NET INCOME FOR THE PERIOD - GAIN	655,913	515,485

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012								06/30/2011
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	966,226		211	2,755,369	4,719,552	4,152,842

Distribution of unappropriated
earnings, as approved by the
Shareholders’ Meeting held on
April, 16, 2012 and April, 26,
2011, respectively:
- Legal reserve				235,219			(235,219)
- Cash dividends									(505,312)
- Normative Earning Reserved					62,934		(62,934)
- Voluntary Reserve for future distributions of earnings						2,443,141	(2,443,141)
- Tax on Personal Assets							(14,075)	(14,075)	(11,156)

Reversal of special reserve from Subordinated debt instruments					(34,350)		34,350

Net income for the period - Gain							655,913	655,913	515,485

Balances at the end of the period	594,485	398,750	4,511	1,201,445	28,584	2,443,352	690,263	5,361,390	4,151,859

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012	06/30/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at beginning of the fiscal year	4,940,328	4,548,311
Cash at end of the period	6,108,637	4,809,785
Net increase in cash	1,168,309	261,474

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(718,148)	1,257,575
Loans
To the financial sector	(38,583)	(29,640)
To the non-financial government sector	19,437	10,844
To the non-financial private sector and foreign residents	(7,076)	(2,228,617)
Other receivables from financial intermediation	(299,107)	(141,506)
Receivables from financial leases	52,659	(11,209)
Deposits
From the financial sector	2,232	(475)
From the non-financial government sector	1,990,508	852,815
From the non-financial private sector and foreign residents	1,124,761	1,167,131
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	37,719	(29,496)
Others (except liabilities included under financing activities)	259,294	432,994
Collections related to service-charge income	1,144,629	817,947
Payments related to service-charge expenses	(257,769)	(172,502)
Administrative expenses paid	(1,300,071)	(1,008,697)
Payment of organization and development costs	(52,143)	(44,272)
Net collections from penalty interest	17,698	13,005
Differences from payments related to court orders	(7,390)	(6,878)
Collections of dividends from other companies	245	603
Other collections related to other income and losses	40,527	37,340
Net payments from other operating activities	(561,216)	(33,365)
Payment of income tax	(140,994)	(64,092)
Net cash flows generated in operating activities	1,307,212	819,505

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation on financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012	06/30/2011
Investing activities
Net payments for bank premises and equipment	(62,510)	(20,187)
Net payments for other assets	(42,798)	(110,262)
Net cash flows used in investing activities	(105,308)	(130,449)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(227,264)	(28,693)
Central Bank of Argentina
Other Other	12,104	(124)
Banks and International Institutions	6,773	57,629
Subordinated corporate bonds	(32,899)	(29,945)
Financing received from Argentine financial institutions	(897)	29,107
Payment of dividends		(505,312)
Net cash flows used in financing activities	(242,183)	(477,338)

Financial income and holding gains on cash and cash equivalents	208,588	49,756

Net increase in cash	1,168,309	261,474

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. As of the date of issuance of these financial statements, the Federal Anti-Trust Board has not issued its opinion regarding the abovementioned purchase; however, Bank Management estimates that the situation will be resolved favorably.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2012, and December 31, 2011, the deposits of the Misiones Provincial Government amounted to 1,522,499 and 1,267,178 (including 39,880 and 36,332 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of, June 30, 2012, and December 31, 2011, the deposits of the Salta Provincial Government amounted to 1,680,808 and 870,880 (including 150,562 and 137,286 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of June 30, 2012, and December 31, 2011, the deposits of the Jujuy Provincial Government amounted to 694,430 and 701,483 (including 86,105 and 66,237 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of June 30, 2012, and December 31, 2011, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,109,768 and 807,822 (including 379,983 and 355,122 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of June 30, 2012, and December 31, 2011, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 14,295 and 11,656, respectively.

Also, as of June 30, 2012, and December 31, 2011, the net income recorded through the method mentioned in the previous paragraph amounted to 23,561 and 16,372, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of June 30, 2012, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2012, are presented comparatively with data for the same period in the prior fiscal year.

3.3.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.4.	Use of estimates

The preparation of financial Statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

a)  Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and fiscal year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank ´s dealing room. Foreign exchange differences were recorded in the statement of income for each period.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

b)  Government and private securities:

b.1)	Government securities - Holdings booked at market value and under repurchase agreements:

As of June 30, 2012, and December 31, 2011, they were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for each period.

b.2)	Government securities - Holdings booked at cost plus interest:

As of June 30, 2012 and December 31, 2011, as set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of June 30, 2012 and December 31, 2011, the present value calculated by the Bank for these securities amounts to 103,304 and 104,018, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

As of June 30, 2012 and December 31, 2011, holdings in the proprietary portfolio and those received from repurchased agreements were valued according to the effective quoted market value for each instrument on the last business day of each period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for each period.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

As of June 30, 2012 and December 31, 2011, holdings in the proprietary portfolio and those received from repurchased agreements with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for each period.

c)  Guaranteed loans – Presidential Decree No. 1,387/01:

As of June 30, 2012, and December 31, 2011, as set forth in Central Bank Communiqués “A” 4898, “A” 5180 and, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of June 30, 2012 and December 31, 2011, the present value reported by the Central Bank for these securities amounted to 254,690 and 238,729, respectively.

d)  Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

e)  CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: They were adjusted by CER as of the last business day of the period and fiscal year, respectively.

f)  Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income for each period.

The Bank assesses the credit risk related to possible commitments and determines, the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)  Deposits of Government securities

They were valued at the quoted price as of the last business day of each period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values and accrued interest were recorded in the statement of income for each period.

h)  Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period and fiscal year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last business day of each period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for each period.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets effective on the last business day of the period and fiscal year, respectively, in the appropriate proportion.

iii.	Certificates of participation in TST & AF Trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last business day of the period and fiscal year, respectively, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of the period and fiscal year, respectively, translated into pesos pursuant to the method described in Note 3.5.a), as the case may be.

i)   Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of June 30, 2012, and December 31, 2011, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)   Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.3, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.3 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period and fiscal year, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)  Severance payments:

The Bank charges these payments directly to expenses.

o)  Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)  Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period and fiscal year, respectively, converted into pesos pursuant to the method described in Note 3.5.a).

q)  Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.3 was included in the "Adjustments to shareholders’ equity" account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

r)  Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions occurred in the periods ended June 30, 2012 and 2011 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	06/30/2012	12/31/2011	06/30/2011

Cash	6,108,637	4,940,328	4,733,002

Government and private securities
Instruments issued by the Central Bank			76,783
Cash and cash equivalents	6,108,637	4,940,328	4,809,785

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2012 and 2011, the Bank estimated an income tax charge of 426,400 and 269,600, respectively; hence, no minimum presumed income tax should be assessed for the periods ended on such date.

Additionally, as of June 30, 2012, the Bank made income tax prepayments for 144,628 for the 2012 fiscal year, which were recorded in the "Other receivables" account and will be applied to the tax amount assessed in the 2012 tax return.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of June 30, 2012 and December 31, 2011, are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	06/30/2012	12/31/2011	06/30/2012	06/30/2012	12/31/2011	06/30/2012
Government securities and assistance to the government sector (a)
Government securities - Holdings booked at cost plus interest	(158)	45	(203)	382	72	310
Instruments issued by the Central Bank and booked at cost plus interest	41	777	(736)	41	767	(726)
Secured loans – Presidential Decree No. 1,387/01	4,838	(30,091)	34,929	4,838	(30,092)	34,930
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(107,009)	(110,496)	3,487	(107,009)	(110,496)	3,487
Other	(65,859)	(69,393)	3,534	(65,859)	(69,393)	3,534
Interests in other companies (c)	16,141	9,311	6,830
Intangible assets – Organization and development expenses (d)	(47,218)	(49,336)	2,118	(48,095)	(50,410)	2,315
Deferred assets – Income tax (e)	86,693	36,195	50,498	103,171	46,564	56,607
Other assets (f)	4,182	7,679	(3,497)	4,182	7,679	(3,497)
Liabilities – Provisions (g)	(54,438)	(54,866)	428	(54,438)	(54,866)	428
Total	(162,787)	(260,175)	97,388	(162,787)	(260,175)	97,388

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)	Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, the Bank should reduce the book value of surpluses at the recoverable value.

(e)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards had been applied, the Bank’s shareholders' equity as of June 30, 2012, and December 31, 2011, would have decreased by around 162,787 and 260,175, respectively. On the other hand, income (loss) for the six-month periods ended June 30, 2012, and 2011, would have increased by 97,388 and decreased by 13,824, respectively.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)	The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)	The Bank keeps under intangible assets positive goodwills (related to Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b) such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard.

e)	The Bank has not presented certain information about transactions with related parties, goodwill and other reporting requirements for nonbanking institutions.

f)	There are differences between the method used by the Bank for converting the financial statements of foreign subsidiaries into Argentine pesos and the method required by professional accounting standards in effect.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

06/30/2012	12/31/2011

6.1)	Loans - Other

Other loans	3,097,939	3,234,006
Export financing and prefinancing	1,136,867	881,735
	4,234,806	4,115,741

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	309,082	286,884
Debt securities in financial trusts	269,355	278,014
Other	2	12
	578,439	564,910

6.3)	Other receivables – Other

Sundry receivables	220,767	173,413
Tax prepayments	149,247	229,188
Security deposits	76,439	64,638
Advanced prepayments	40,298	50,951
Other	11,487	12,361
	498,238	530,551

6.4)	Deposits - Other

Expired time deposits	385,339	351,115
Unemployment fund for workers of the construction industry	133,430	124,663
Attachments	67,907	53,367
Security deposits	1,678	1,687
Special deposits related to inflows of foreign funds	1,376	13,649
Other	26,210	40,601
	615,940	585,082

6.5)	Other liabilities from financial intermediation - Other

Purchase financing payables	337,543	365,413
Other withholdings and additional withholdings	170,120	170,857
Collections and other transactions on account and behalf of others	149,192	113,956
Other payment orders pending settlement	141,150	251,056
Miscellaneous not subject to minimum cash requirements	127,310	293,705
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see note 7.)	80,600	80,600
Miscellaneous subject to minimum cash requirements	73,296	50,249
Retirement pension payment orders pending settlement	44,811	34,572
Other	36,543	30,798
	1,160,565	1,391,206

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

06/30/2012	12/31/2011
6.6)	Other Liabilities - Other

Taxes payable	549,999	701,137
Miscellaneous payables	75,817	57,807
Salaries and payroll taxes payable	48,432	100,102
Withholdings on salaries	30,435	24,298
Prepayment for the sale of assets	13,012	14,483
	717,695	897,827

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody – ANSES (Argentine social security administration)	13,434,450
Checks and securities in custody	3,735,393	3,027,436
Checks and securities not yet collected	1,690,090	1,649,744
Checks and securities to be debited	360,145	294,554
Managed portfolios (see note 12)	327,271	322,942
Checks and securities to be collected	74,583	94,183
	19,621,932	5,388,859

06/30/2012	06/30/2011

6.8)	Financial income – Net income from government and private securities

Net Income from government securities	173,724	253,875
Net Income from participations in financial trusts	19,149	9,981
Other	7,775	8,668
	200,648	272,524

6.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	97,698	8,319
Interests on loans for export prefinancing and financing	23,568	11,688
Forward foreign-currency transactions offset	11,041	962
Other	1,522	1,515
	133,829	22,484

6.10)	Financial expense – Other

Turnover tax	170,677	102,509
Premiums on repurchase agreements with the financial sector	1,298	7,630
Other	1,357	2,598
	173,332	112,737

6.11)	Service-charge income - Other

Debit and credit card income	224,441	148,041
Service commissions – Joint ventures (see Note 2.5)	44,490	31,109
Rental of safe deposit boxes	29,806	23,659
Other	83,091	44,488
	381,828	247,297

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

06/30/2012	06/30/2011

6.12)	Service-charge expense - Other

Debit and credit card expense	121,770	56,356
Turnover tax	40,504	30,256
Commissions paid to lending agents	25,137	16,711
Other	9,299	23,012
	196,710	126,335

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	52,726	41,858
Security services	50,375	35,779
Electric power and communications	38,202	25,495
Leases	26,550	21,644
Stationery and office supplies	6,683	5,371
Insurance	5,899	5,204
	180,435	135,351

6.14)	Other income - Other

Other adjustments and interest on other receivables	6,070	2,362
Gain on sale of bank premises and equipment, and other assets	5,849	13,267
Services provided to Banco del Tucumán S.A.	4,409	3,666
Other	24,412	33,695
	40,740	52,990

6.15)	Other expense – Other

Donations	5,057	4,720
Turnover tax	1,379	1,391
Other	7,490	4,431
	13,926	10,542

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of June 30, 2012, and December 31, 2011, the following Bank’s assets are restricted:

Item	06/30/2012	12/31/2011

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	85,997	86,205

• Central Bank bills (LEBACs) and notes (NOBACs) used to perform forward foreign currency trading transactions.	51,392	43,770

• Secured Bonds under Presidential Decree No. 1,579/02 provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE).	35,265	34,118

• LEBAC used as security for the role of custodian of FGS (sustainability guarantee fund) investments securities.	21,095

• Other government and private securities	8,955	10,552

Subtotal government and private securities	202,704	174,645

Loans

• Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank so that financial institutions may participate in the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.	33,396	34,306

• Other.	29	163

Subtotal Loans	33,425	34,469

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	403,775	325,633

• Contributions to the Risk Fund of Progresar SGR (mutual guarantee association) resulting from a contribution made by the Bank in its capacity as contributory partner of such company. (2)	5,000	5,000

Subtotal other receivables from financial intermediation	408,775	330,633

Other receivables

• Security deposits related to credit card transactions.	68,627	57,053

• Other security deposits	7,812	7,585

Subtotal other receivables	76,439	64,638

Total	721,343	604,385

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to this Company the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007.

(2)	Made on December 29, 2011, this contribution may be fully or partially reimbursed once two or three years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	06/30/2012	12/31/2011

ASSETS

Cash			3,398			3,398	3,289

Loans					106,804	106,804	286,908

Other receivables from financial intermediation				34,957	108,099	143,056	114,599

Receivables from financial leases				6,242	1,965	8,207	8,589

Other receivables		2		5,971	1,107	7,080	13

Items pending allocation	12					12	11

Total assets	12	2	3,398	47,170	217,975	268,557	413,409

LIABILITIES

Deposits		19	21	10,374	469,221	479,635	250,471

Other liabilities from financial intermediation		71		31,181		31,252	12,564

Total liabilities		90	21	41,555	469,221	510,887	263,035

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent					82,187	82,187	5,875

Debit-balance accounts –Control			10,435		247,119	257,554	163,021

Credit-balance accounts – Contingent	923			2,213		3,136	3,136

Credit-balance accounts – Derivates					1,880	1,880	1,744

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	06/30/2012	06/30/2011

INCOME (EXPENSE)

Financial income	964			419	8,595	9,978	259 (2)

Financial expense	(83)				(7,161)	(7,244)	(7,621)

Service-charge income	13		1	42	2,086	2,142	487

Service-charge expense				(225)		(225)

Administrative expenses	(5)	(527)				(532)	(325)

Other income	4,479					4,479	3,906

Total income / (loss)	5,368	(527)	1	236	3,520	8,598	(3,294)

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of June 30, 2011, the net intermediation income from such transaction generated earnings for the Bank of around 98.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2012, amounts to 594,485. Since December 31, 2008, the Bank’s capital stock has changed as follows:

As of December 31, 2008	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (a)	(30,642)

As of June 30, 2012	594,485

(a)	Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under, Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.

(b)	Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

On the other hand, as mentioned in note 19, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, on September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 shares, for a total amount of 92,919.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 06/30/2012		06/30/2012	12/31/2011

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	681,001	647,753

Non Subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	498,407	474,054

Non Subordinated – Class 3	USD	100,000,000	(a.3)				198,478

Total						1,179,408	1,320,285

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. The Bank used the funds derived from such issuance to grant loans. Upon maturity on June 7, 2012, the Bank repaid the full 197,066 amount of the residual value of this liability.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.

-	Forward transactions without delivery of the underlying asset.

-	Put options.

-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.h.1), 3.5.h.2) and 3.5.m).

Positions of transactions effective as of June 30, 2012, and December 31, 2011, are as follows:

Transaction	06/30/2012	12/31/2011

Net liability of repurchase agreements	(2,960,267)	(3,100,775)

Net asset position of forward transactions without delivery of the underlying asset (a)	78,215	96,191

Interest rate swaps (b)	149,757	158,550

Position of put options sold on BODEN 2012 and 2013 coupons (c)	24,371	36,490

Position of put options taken (d)	67,609	40,091

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the six-month periods ended June 30, 2012, and 2011, amount to (loss) income:

Transaction	06/30/2012	06/30/2011

Premiums on reverse repurchase agreements	97,709	8,344

Premiums on repurchase agreements	(1,298)	(7,630)

Interest rate swap	154	(1,107)

Forward foreign-currency transactions offset	11,041	962

Total	107,606	569

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	The Bank and the Central Bank entered into swap agreements entitling the Bank to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 105,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between September 28, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)	Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires on September 27, 2018. The amount booked by the Bank is related to the residual principal amount of the loan of notional values of thousands of 44,757 and 43,550, respectively.

These amounts were booked in memorandum accounts.

(c)	Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to the following options:

d.1)	As of June 30, 2012, this is related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXIV and which may be received by the Bank as payment of the assignment value established in the agreement executed on June 29, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 60,000, which will accrue a minimum applicable rate of 18.75%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of these financial statements.

d.2)	As of June 30, 2012, this also includes an option over an asset purchased by the Bank from América Blindajes S.A. on May 4, 2012. This option expires on September 4, 2012. The option has not been exercised as of the date of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

d.3)	As of December 31, 2011, this is related to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI and which could be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011 with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which accrued a minimum applicable rate of 28%, compounded on a monthly basis. The option could be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of these financial statements, the conditions under which the option could have been exercised have expired.

12.	PORTFOLIO MANAGEMENT

a)	On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2012, and December 31, 2011, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,192 and 14,196, respectively.

b)	By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of June 30, 2012, and December 31, 2011, the loans portfolio managed accounts amounted to 42,497 and 42,520, respectively.

c)	On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2012, and December 31, 2011, the loans portfolio under management amounted to 69,519 and 67,688, respectively.

d)	On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management”, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of June 30, 2012, and December 31, 2011, the portfolio managed by the Bank amounted to 78,676 and 79,480, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

e)	On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of June 30, 2012, and December 31, 2011, the portfolio managed by the Bank for principal and accrued interest amounted to 58,095 and 58,166, respectively.

f)	As of June 30, 2012, and December 31, 2011, the Bank had under its management other portfolios for total amounts of 64,292 and 60,892, respectively.

13.	MUTUAL FUNDS

As of June 30, 2012, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	294,903,890	467,198	335,487

Pionero Renta Ahorro	116,652,638	230,585	229,055

Pionero Latam	1,436,389	9,674	6,627

Pionero F F	157,715,266	272,893	271,723

Pionero Renta	41,874,338	172,177	170,420

Pionero Acciones	1,337,962	3,006	2,780

Pionero Renta Dólares	4,376,786	12,906	8,546

Pionero América	141,321	1,127	831

Pionero Empresas F.C.I. Abierto PYMES	100,000	100	35

Argenfunds Ahorro Pesos	102,445,302	105,635	105,573

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.4450% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10302 of March 01, 2012.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of June 30, 2012, and December 31, 2011, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 227,127, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	06/30/2012	12/31/2011

Certificates of participation:

TST & AF (a)	55,021	55,993

Other	30,229	3,764

Subtotal certificates of participation	85,250	59,757

Debt securities:

Underwriting agreements (b)	81,978	86,396

Loma Blanca (c)	67,186	60,637

Other (d)	120,191	130,984

Subtotal debt securities	269,355	278,017

Total	354,605	337,774

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of June 30, 2012, and December 31, 2011, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7.1.a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

As per the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 121,985.

(b)	It relates to prepayments towards the placement price of trust securities, made by the Bank through underwriting agreements (Finansur Personales and Consubond). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

(c)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust is to set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 13% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(d)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01

The trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust

The trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	Galtrust I financial Trust

It manages investments in federal government securities for the purpose of settling the securities issued by the trust.

iv)	San Isidro Trust

The trust manages investments in real property for the purpose of developing a project.

Additionally, note 7.1 to the consolidated financial statements includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of June 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 261,050 and 301,857, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

15.3.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 380,478 and 380,866, respectively.

Additionally, note 7.2 to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for June 2012 are listed below, indicating the balances as of month-end of the related accounts:

Item	06/30/2012

Cash

Amounts in Central Bank accounts	4,215,537

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	403,775

Total	4,619,312

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

18.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant claims arising from the previous paragraphs are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, over the past few months, the prices of financial assets have behaved in a volatile manner, and there has been an increase in the price of money and in the complexity of foreign exchange regulations.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.5.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of June 30, 2012, and December 31, 2011, the Bank continued capitalizing in “Intangible assets” the amounts of 47,218 and 49,336 at stand-alone level, respectively, and a total of 48,697 and 51,183 and at consolidated level, respectively, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of June 30, 2012, and December 31, 2011, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,864 and 9,453 at the stand-alone level, respectively, and a total of 15,565 and 14,754 at consolidated level, respectively. Considering what has been mentioned in Note 3.5.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

c)	Through Communiqué “A” 5072, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

d)	Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

Moreover, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22)

(Figures stated in thousands of pesos, except for where indicated)

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011	06/30/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		301,961	226,959	330,113		330,113
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		78,696	3,333	24,419		24,419
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,746	46,062	46,746		46,746
Secured bonds under Presidential Decree No. 1,579/02		42,411	186,378	36,800		36,800
Discount bonds denominated in pesos - Maturity: 2033		31,291	163,855	543		543
GDP - Related Securities - Maturity: 2035		21,592	46,936	(150)		(150)
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		15,950	16,275	15,950		15,950
Federal government bonds in US dollars at Libor - Maturity: 2012		12,842	20,075	2,858	10,379	13,237
Federal government bonds in US dollars at 7.00% - Maturity: 2013		12,237		719		719
Federal government bonds in US dollars at 7.00% - Maturity: 2015		10,132	633	(7,000)		(7,000)
Other		16,981	25,862	9,537	13,992	23,529
Subtotal holdings booked at market value		590,839	736,368	460,535	24,371	484,906

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7.00% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	52,061	51,925		51,925		51,925
Province of Buenos Aires Treasury Bills in pesos - Maturity: 08-09-2012	51,243	51,186		51,186		51,186
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Subtotal Holdings booked at amortized cost		103,111	103,616	103,111		103,111

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011	06/30/2012
Name	Market value or Present Value	Book Balance	Book balance	Position Without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		2,467,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		341,605
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		3,671
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013		1,540
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,814,745	825,514

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-14-2012		190,566		190,566		190,566
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-05-2012		176,003		176,003		176,003
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-01-2012		140,256		140,256		140,256
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-08-2012		104,479		104,479		104,479
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-29-2012		83,048		83,048		83,048
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-11-2012		52,124		52,124		52,124
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-12-2012		37,142		37,142		37,142
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-31-2012		35,406		35,406		35,406
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-05-2012		9,805		39,221		39,221
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		828,829		858,245		858,245

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-03-2012		145,717		145,717		145,717
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-24-2012		289		289		289
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		146,006	499	146,006		146,006

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114

Subtotal Central Bank of Argentina Notes at market value - Own portfolio			39,455

Subtotal Instruments issued by the Central Bank of Argentina		3,789,580	865,468	1,004,251		1,004,251

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011	06/30/2012
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,789,580	865,468	1,004,251		1,004,251

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-15-2013	31,569	31,569	52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-18-2012			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions		31,569	171,361

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-22-2012		51,056		51,056		51,056
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 08-15-2012		19,363		19,363		19,363
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-21-2012			212,372
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-2012			5,826
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		70,419	218,198	70,419		70,419
Total Instruments issued by the Central Bank of Argentina		3,891,568	1,255,027	1,074,670		1,074,670
Total Government securities		4,585,518	4,087,636	1,638,316	24,371	1,662,687

Total government and private Securities		4,585,518	4,087,636	1,638,316	24,371	1,662,687

(1) Position without options as of June 30, 2012, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011

COMMERCIAL

In normal situation	11,747,961	11,374,254
With Senior “A” guarantees and counter-guarantees	323,300	477,898
With Senior “B” guarantees and counter-guarantees	1,485,131	1,671,039
Without Senior guarantees or counter-guarantees	9,939,530	9,225,317

Subject to special monitoring	287,644	13,335
In observation
With Senior “B” guarantees and counter-guarantees	31,550	1,016
Without Senior guarantees or counter-guarantees	256,094	12,319

Troubled	15,756	49,857
With Senior “B” guarantees and counter-guarantees	7,450	9,693
Without Senior guarantees or counter-guarantees	8,306	40,164

With high risk of insolvency	70,546	27,341
With Senior “B” guarantees and counter-guarantees	23,838	17,186
Without Senior guarantees or counter-guarantees	46,708	10,155

Irrecoverable	4,421	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	3,026	12,129

Subtotal Commercial	12,126,328	11,479,123

Jorge H. Brito

Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011

CONSUMER

Performing	13,652,058	12,195,418
With Senior “A” guarantees and counter-guarantees	39,128	28,979
With Senior “B” guarantees and counter-guarantees	953,251	851,667
Without Senior guarantees or counter-guarantees	12,659,679	11,314,772

Low risk	218,588	156,685
With Senior “A” guarantees and counter-guarantees	265	267
With Senior “B” guarantees and counter-guarantees	9,562	7,547
Without Senior guarantees or counter-guarantees	208,761	148,871

Medium risk	165,222	100,451
With Senior “A” guarantees and counter-guarantees		28
With Senior “B” guarantees and counter-guarantees	4,694	2,770
Without Senior guarantees or counter-guarantees	160,528	97,653

High risk	96,517	122,064
With Senior “B” guarantees and counter-guarantees	3,619	4,084
Without Senior guarantees or counter-guarantees	92,898	117,980

Irrecoverable	67,621	53,878
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	6,243	8,294
Without Senior guarantees or counter-guarantees	61,378	45,572

Irrecoverable according to Central Bank's rules	222	384
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	222	346

Subtotal Consumer	14,200,228	12,628,880
Total	26,326,556	24,108,003

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,892,676	10.99	2,377,863	9.86
50 next largest customers	3,331,725	12.66	3,010,737	12.49
100 next largest customers	1,942,811	7.38	1,830,873	7.59
Other customers	18,159,344	68.97	16,888,530	70.06

Total	26,326,556	100.00	24,108,003	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	271	16,190	11,779	5,968	13,048	23,906	266,160	337,322

Financial sector		387,578	72,086	12,797	15,489	55,635	4,251	547,836

Non-financial private sector and foreign residents	374,641	7,608,458	3,461,315	2,660,068	2,936,835	3,112,170	5,287,911	25,441,398

Total	374,912	8,012,226	3,545,180	2,678,833	2,965,372	3,191,711	5,558,322	26,326,556

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2012					12/31/2011	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	385,141	333,985	Financial institution	06-30-12	43,960	428,258	56,883
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	91,990	86,465	Financial institution	06-30-12	86,659	92,775	5,572
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	30,190	31,444	Brokerage house	06-30-12	12,886	31,044	4,110
Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.)	Common	1	1	6,475,143	11,835	12,194	Services	06-30-12	6,567	11,859	734
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	2,996	2,817	Mutual funds management	06-30-12	1,713	15,069	5,330
Foreign
Macro Bank Limited	Common	1	1	9,816,899	212,118	192,993	Financial institution	06-30-12	9,817	212,119	19,126
Subtotal subsidiaries					734,270	659,898

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-11	23,599	60,663	23,809
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-11	7,200	7,705	(329)
Visa Argentina S.A.	Common	1	1	904,503	625	625	Business services	05-31-11	15,000	186,220	124,888
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-11	1,000	2,605	527
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-10	650	219	(1,939)
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	113	Electronic market	12-31-11	242	15,943	1,512
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-11	10,250	25,994	5,896
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-11	10,287	307,288	2,709
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	357	339	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	265	250	Financial institution	12-31-11	1,204,810	3,267,342	357,940
Banco Latinoamericano de Exportaciones S.A.						13
Subtotal non-subsidiaries					4,819	4,799

Total in financial institutions, supplementary and authorized activities					739,089	664,697

In other companies
- Non-subsidiaries
In Argentina
Other					1,608	1,551
Foreign
SWIFT S.A.	Common	1	1	5	22	21	Services	12-31-11	758,955	1,625,098	61,448
Total in other companies					1,630	1,572

Total (1)					740,719	666,269

(1) As of June 30, 2012 and December 31, 2011 the Bank booked allowances for impairment in value amounting for 311 and 1,142, respectively (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the year		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of period

Bank premises and equipment
Buildings	309,732	12,557	4	2,991	50	6,392	312,910
Furniture and facilities	61,599	17,078			10	4,872	73,805
Machinery and equipment	111,880	38,152			5	21,793	128,239
Vehicles	36,465	2,823		1,705	5	4,932	32,651

Total	519,676	70,610	4	4,696		37,989	547,605

Other assets
Works in progress	22,548	30,361	(4)				52,905
Works of art	1,221			46			1,175
Prepayments for the purchase of assets	2,639	7,648					10,287
Foreclosed assets	9,111	190		2,867	50	79	6,355
Leased buildings	2,374			1,779	50	23	572
Stationery and office supplies	8,862	15,434		14,827			9,469
Other assets	181,498	12,597		3,368	50	545	190,182

Total	228,253	66,230	(4)	22,887		647	270,945

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Net book value at		Amortization for the year		Net book
Item	beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	86,893		10	7,026	79,867

Organization and development costs (b)	222,479	59,534	5	42,090	239,923

Total	309,372	59,534		49,116	319,790

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	6,840,458	22.58	5,226,074	19.77
50 next largest customers	3,329,068	10.99	2,686,237	10.16
100 next largest customers	1,545,698	5.10	1,466,461	5.55
Other customers	18,577,542	61.33	17,054,399	64.52

Total	30,292,766	100.00	26,433,171	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	24,430,760	4,328,035	1,403,375	126,652	3,724	220	30,292,766

Other liabilities from financial intermediation

Central Bank of Argentina	3,256				3,072	15,197	21,525
Banks and International Institutions	15,941	50,983	95,410	2,271			164,605
Non-subordinated corporate bonds		16,938				481,469	498,407
Financing received from Argentine financial institutions	40,722	896	1,345	2,689	6,515	35,205	87,372
Other	1,075,456	585	759	1,066	1,415	81,284	1,160,565

	1,135,375	69,402	97,514	6,026	11,002	613,155	1,932,474

Subordinated corporate bonds			2,206			678,795	681,001

Total	25,566,135	4,397,437	1,503,095	132,678	14,726	1,292,170	32,906,241

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	557,586	299,829	160,018	4,826	692,571
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	232,314	644	4,141		228,817
Receivables from financial leases
For uncollectibility risk	5,583	196		113	5,666
Investments in other companies
For impairment in value	1,142			831	311
Other receivables
For uncollectibility risk	12,339	518	363	485	12,009

Total allowances	808,964	301,187	164,522	6,255	939,374

PROVISIONS
Contingent commitments	24			13	11
For other contingencies	78,687	16,080	7,025	13	87,729
Difference from court deposits dollarization	9,453	486	75		9,864

Total Provisions	88,164	16,566	7,100	26	97,604

(1)	See notes 3.5.f). and 3.5.o).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

	06/30/2012												12/31/2011
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	2,747,310	2,730,972	241	456	66	254	25	186	513	26	186	14,385	1,290,849
Government and private securities	52,262	52,262											2,032,582
Loans	2,593,617	2,593,346										271	2,937,363
Other receivables from financial intermediation	564,497	558,768										5,729	2,369,873
Receivables from financial leases	44,323	44,323											51,589
Investments in other companies	212,762	212,762											193,616
Other receivables	111,886	111,886											47,247
Items pending allocation	832	832											581

Total	6,327,489	6,305,151	241	456	66	254	25	186	513	26	186	20,385	8,923,700

LIABILITIES
Deposits	2,615,505	2,615,505											3,595,283
Other liabilities from financial intermediation	1,093,012	1,075,991	85	80		36					7	16,813	2,932,203
Other liabilities	2,353	2,353											2,560
Subordinated corporate bonds	681,001	681,001											647,753
Items pending allocation													7

Total	4,391,871	4,374,850	85	80		36					7	16,813	7,177,806

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,065,003	1,059,392										5,611	1,213,262
Control	938,505	928,050	246									10,209	766,579
Derivatives	44,757	44,757											43,550
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	266,500	186,780				682						79,038	363,044
Control													234

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

Item	06/30/2012 (1)	12/31/2011 (1)

Loans
Overdrafts	40,681	8,343
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	40,681	8,341
Documents	26,985	34,245
Without Senior guarantees or counter-guarantees	26,985	34,245
Mortgage and pledge	3,328	4,322
With Senior “B” guarantees and counter-guarantees	3,328	4,057
Without Senior guarantees or counter-guarantees		265
Personal	22	204
Without Senior guarantees or counter-guarantees	22	204
Credit cards	3,532	13,939
Without Senior guarantees or counter-guarantees	3,532	13,939
Other	10,563	183,107
Without Senior guarantees or counter-guarantees	10,563	183,107

Total loans	85,111	244,160

Other receivables from financial intermediation	667	5,918

Receivables from financial leases	8,297	8,565

Contingent Commitments	4,087	3,904

Investments in other companies	734,957	660,561

Total	833,119	923,108

Allowances / Provisions	1,093	557

(1) As of June 30, 2012 and December 31, 2011 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 22)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	6		24,371

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	6		67,609

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		2,976,443

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	3	1	2,592,368

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	5	4	1	252,861

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	6	4	30	278,672

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	75	90	44,757

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	51	17	30	105,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011
ASSETS

A.	CASH
	Cash on hand	1,878,181	2,338,283
	Due from banks and correspondents
	Central Bank of Argentina	4,691,320	3,308,007
	Local Other	22,654	15,782
	Foreign	628,595	510,105
	Other	283	269
		7,221,033	6,172,446

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)

	Holdings booked at market value	940,280	963,618
	Government securities under repo transactions with Central Bank of Argentina		1,992,625
	Holdings booked at amortized cost	112,157	112,887
	Instruments issued by the Central Bank of Argentina	4,074,953	1,303,871
	Investments in listed private securities	15,994	23,861
		5,143,384	4,396,862

C.	LOANS
	To the non-financial government sector	316,685	336,189
	To the financial sector
	Interfinancing - (granted call)	331,811	150,000
	Other financing to Argentine financial institutions	183,593	187,909
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	4,330	5,373
	To the non-financial private sector and foreign residents
	Overdrafts	4,068,547	2,712,718
	Documents	2,834,751	3,178,058
	Mortgage loans	1,085,162	1,142,944
	Pledge loans	618,207	667,102
	Personal loans	9,788,017	9,023,260
	Credit cards	3,694,006	3,068,819
	Other	4,325,778	4,158,915
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	405,873	360,245
	less: Unearned discount	(62,552)	(74,050)
	less: Allowances (Note 4.)	(752,039)	(599,224)
		26,842,169	24,318,258

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	447,396	2,371,466
	Amounts receivable from spot and forward sales pending settlement	3,384,547	1,279,799
	Securities and foreign currency receivable from spot and forward purchases pending settlement	360,730	50,754
	Unlisted corporate bonds	315,312	313,656
	Receivables from forward transactions without delivery of underlying asset	34	880
	Other receivables not covered by debtors classification standards	672,303	648,434
	Other receivables covered by debtors classification standards	154,391	68,610
	Accrued interest receivables covered by debtors classification standards	1	1,641
	less: Allowances (Note 4.)	(231,414)	(238,712)
		5,103,300	4,496,528

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	305,036	326,783
	Accrued interest and adjustments	5,196	5,644
	less: Allowances (Note 4.)	(5,709)	(5,620)
		304,523	326,807

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	621	602
	Other	10,908	10,853
	less: Allowances (Note 4.)	(1,295)	(2,129)
		10,234	9,326

G.	OTHER RECEIVABLES
	Receivables from sale of assets	6,375	6,240
	Other	535,466	598,182
	Accrued interest and adjustments receivable on from sale of assets	344	231
	Other accrued interest and adjustments receivables	549	447
	less: Allowances (Note 4.)	(12,557)	(12,908)
		530,177	592,192

H.	BANK PREMISES AND EQUIPMENT, NET	607,854	575,410

I.	OTHER ASSETS	273,833	229,699

J.	INTANGIBLE ASSETS
	Goodwill	79,867	86,893
	Organization and development costs	249,752	232,625
		329,619	319,518

K.	ITEMS PENDING ALLOCATION	4,514	5,080

TOTAL ASSETS		46,370,640	41,442,126

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2012	12/31/2011

LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	8,242,657	5,836,211
	From the financial sector	19,982	17,731
	From the non-financial private sector and foreign residents
	Checking accounts	5,717,728	4,911,863
	Savings accounts	6,309,958	6,175,482
	Time deposits	12,481,416	11,433,220
	Investment accounts	31,501	44,512
	Other	647,524	618,491
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	148,818	129,568
		33,599,584	29,167,078

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	21,617	9,155
	Banks and International Institutions	163,804	154,942
	Non-subordinated Corporate Bonds	481,469	654,905
	Amounts payable for spot and forward purchases pending settlement	353,444	66,100
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,419,119	3,291,065
	Financing received from Argentine financial institutions
	Interfinancing (received call)	40,101	1
	Other financing received from Argentine financial institutions	14,612	15,501
	Accrued interest payables	31
	Receivables from forward transactions without delivery of underlying asset	3,093	30
	Other	1,207,738	1,492,007
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	50,367	48,793
		5,755,395	5,732,499

N.	OTHER LIABILITIES
	Dividends payables	15
	Fees	204	7,713
	Other	802,208	1,010,150
		802,427	1,017,863

O.	PROVISIONS (Note 4.)	122,564	112,816

P.	SUBORDINATED CORPORATE BONDS	681,001	647,753

Q.	ITEMS PENDING ALLOCATION	4,974	6,981

	MINORITY INTERESTS IN SUBSIDIARIES	43,305	37,584

	TOTAL LIABILITIES	41,009,250	36,722,574

	SHAREHOLDERS' EQUITY	5,361,390	4,719,552

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		46,370,640	41,442,126

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	34,049,796	21,077,364

Contingent	7,516,004	8,113,891
Credit lines obtained (unused portion)		11,700
Guarantees received	7,032,031	7,584,503
Other not covered by debtors classification standards	201	195
Contingent debit-balance contra accounts	483,772	517,493

Control	22,422,425	8,491,385
Receivables classified as irrecoverable	1,021,467	905,084
Other	21,063,865	7,340,091
Control debit-balance contra accounts	337,093	246,210

Derivatives	3,365,813	3,654,793
Notional value of put options taken	67,609	40,091
Notional value of forward transactions without delivery of underlying asset	1,601,058	1,757,843
Interest rate swap	149,757	158,550
Derivatives debit-balance contra accounts	1,547,389	1,698,309

Trust activity	745,554	817,295
Trust funds	745,554	817,295

CREDIT-BALANCE ACCOUNTS	34,049,796	21,077,364

Contingent	7,516,004	8,113,891
Credit lines granted (unused portion) covered by debtors classification standards	42,283	40,246
Other guarantees provided covered by debtors classification standards	117,488	67,807
Other guarantees provided not covered by debtors classification standards	150,915	137,329
Other covered by debtors classification standards	173,086	272,111
Contingent credit-balance contra accounts	7,032,232	7,596,398

Control	22,422,425	8,491,385
Checks to be credited	337,093	246,210
Control credit-balance contra accounts	22,085,332	8,245,175

Derivatives	3,365,813	3,654,793
Notional value of put options sold	24,546	36,657
Notional value of forward transactions without delivery of underlying asset	1,522,843	1,661,652
Derivatives credit-balance contra account	1,818,424	1,956,484

Trust activity	745,554	817,295
Trust activity credit-balance contra accounts	745,554	817,295

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2012	06/30/2011

A.	FINANCIAL INCOME
	Interest on cash and due from banks	74	73
	Interest on loans to the financial sector	22,380	6,680
	Interest on overdrafts	306,426	176,699
	Interest on documents	195,449	92,267
	Interest on mortgage loans	91,732	68,800
	Interest on pledge loans	61,375	34,283
	Interest on credit card loans	349,265	151,162
	Interest on financial leases	30,977	24,388
	Interest on other loans	1,633,172	1,027,387
	Net income from government and private securities	218,413	309,904
	Net income from options		568
	Interest on other receivables from financial intermediation	399	326
	Income from guaranteed loans - Presidential Decree No. 1,387/01	62	4,886
	CER (Benchmark Stabilization Coefficient) adjustment	531	3,793
	CVS (Salary Variation Coefficient) adjustment	143	179
	Difference in quoted prices of gold and foreign currency	170,043	122,935
	Other	138,303	26,912
		3,218,744	2,051,242

B.	FINANCIAL EXPENSE
	Interest on checking accounts	126	86
	Interest on savings accounts	15,471	10,913
	Interest on time deposits	1,017,063	516,368
	Interest on interfinancing received loans (received call)	2,229	2,473
	Interest on other financing from financial institutions	9	4
	Interest on other liabilities from financial intermediation	33,378	31,478
	Interest on subordinated bonds	32,078	29,518
	Other interest	1,383	897
	CER adjustment	2,223	2,129
	Contribution to Deposit Guarantee Fund	26,641	20,985
	Other	193,895	125,219
		1,324,496	740,070

	GROSS INTERMEDIATION MARGIN - GAIN	1,894,248	1,311,172

C.	PROVISION FOR LOAN LOSSES	300,112	106,580

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	52,803	57,817
	Related to deposits	747,177	536,818
	Other commissions	19,160	19,863
	Other	421,203	272,525
		1,240,343	887,023

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		06/30/2012	06/30/2011

E.	SERVICE-CHARGE EXPENSE
	Commissions	68,340	50,749
	Other	214,684	136,953
		283,024	187,702

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	864,371	680,512
	Directors' and statutory auditors' fees	29,127	22,134
	Other professional fees	48,751	43,278
	Advertising and publicity	41,974	34,712
	Taxes	80,840	66,550
	Depreciation of equipment	40,525	35,571
	Amortization of organization costs	34,928	27,538
	Other operating expenses	197,796	149,110
	Other	113,732	83,570
		1,452,044	1,142,975

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,099,411	760,938

G.	OTHER INCOME
	Income from long-term investments	1,300	1,016
	Penalty interest	18,082	13,226
	Recovered loans and allowances reversed	28,328	36,508
	CER adjustments	38	43
	Others	40,341	50,866
		88,089	101,659

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	16	36
	Charges for other receivables uncollectibility and other allowances	19,962	17,240
	Amortization of differences related to court orders	9,954	9,251
	Depreciation and loss of other assets	990	886
	Goodwill amortization	7,026	7,026
	Other	14,581	10,372
		52,529	44,811

	MINORITY INTEREST IN SUBSIDIARIES	(5,741)	(4,878)

	NET INCOME BEFORE INCOME TAX - GAIN	1,129,230	812,908

I.	INCOME TAX	473,317	297,423

	NET INCOME FOR THE PERIOD - GAIN	655,913	515,485

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012	06/30/2011
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	6,172,446	5,990,480
Cash at end of the period	7,556,737	6,110,142
Net increase in cash	1,384,291	119,662

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(523,931)	992,821
Loans
To the financial sector	47,080	(31,680)
To the non-financial government sector	19,659	11,116
To the non-financial private sector and foreign residents	(24,244)	(2,427,918)
Other receivables from financial intermediation	(450,553)	(260,019)
Receivables from financial leases	53,071	(3,064)
Deposits
From the financial sector	2,252	(462)
From the non-financial government sector	2,277,874	1,182,103
From the non-financial private sector and foreign residents	1,345,266	1,329,558
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(163,297)	(15,586)
Others (except liabilities included under financing activities)	181,550	444,853
Collections related to service-charge income	1,227,423	879,017
Payments related to service-charge expenses	(274,612)	(182,501)
Administrative expenses paid	(1,430,170)	(1,116,306)
Payment of organization and development costs	(54,517)	(46,373)
Net collections from penalty interest	17,806	13,195
Differences from payments related to court orders	(7,468)	(7,044)
Collections of dividends from other companies	245	603
Other collections related to other income and losses	40,714	35,934
Net payments from other operating activities	(572,348)	(42,900)
Payment of income tax / minimum presumed income tax	(191,047)	(90,586)
Net cash flows generated in operating activities	1,520,753	664,761

Jorge H. Brito

Chairperson

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2012 AND 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012	06/30/2011
Investing activities
Net payments for bank premises and equipment	(69,844)	(22,258)
Net payments for other assets	(44,335)	(118,819)
Other collections for investing activities	3,678	3,889
Net cash flows used in investing activities	(110,501)	(137,188)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(227,264)	(28,693)
Central Bank of Argentina:
Other	12,084	(86)
Banks and International Institutions	6,773	57,629
Subordinated corporate bonds	(32,899)	(29,945)
Financing received from Argentine financial institutions	(1,351)	29,107
Payment of dividends		(505,312)

Net cash flows used in financing activities	(242,657)	(477,300)

Financial income and holding gains on cash and cash equivalents	216,696	69,389

Net increase in cash	1,384,291	119,662

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011

COMMERCIAL

In normal situation	12,061,674	11,459,913
With Senior “A” guarantees and counter-guarantees	324,820	486,443
With Senior “B” guarantees and counter-guarantees	1,501,384	1,675,828
Without Senior guarantees or counter-guarantees	10,235,470	9,297,642

Subject to special monitoring	287,644	14,523
In observation
With Senior “B” guarantees and counter-guarantees	31,550	1,988
Without Senior guarantees or counter-guarantees	256,094	12,535

Troubled	15,756	49,857
With Senior “B” guarantees and counter-guarantees	7,450	9,693
Without Senior guarantees or counter-guarantees	8,306	40,164

With high risk of insolvency	71,819	27,350
With Senior “B” guarantees and counter-guarantees	24,835	17,186
Without Senior guarantees or counter-guarantees	46,984	10,164

Irrecoverable	4,421	14,336
With Senior “B” guarantees and counter-guarantees	1,395	2,207
Without Senior guarantees or counter-guarantees	3,026	12,129

Subtotal Commercial	12,441,314	11,565,979

Jorge H. Brito

Chairperson

 CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012	12/31/2011

CONSUMER

Performing	15,671,027	13,991,475
With Senior “A” guarantees and counter-guarantees	40,753	31,956
With Senior “B” guarantees and counter-guarantees	987,950	882,926
Without Senior guarantees or counter-guarantees	14,642,324	13,076,593

Low risk	240,635	166,451
With Senior “A” guarantees and counter-guarantees	265	267
With Senior “B” guarantees and counter-guarantees	9,978	7,566
Without Senior guarantees or counter-guarantees	230,392	158,618

Medium risk	181,634	106,973
With Senior “A” guarantees and counter-guarantees		28
With Senior “B” guarantees and counter-guarantees	4,879	2,770
Without Senior guarantees or counter-guarantees	176,755	104,175

High risk	109,449	134,539
With Senior “A” guarantees and counter-guarantees
With Senior “B” guarantees and counter-guarantees	3,619	4,128
Without Senior guarantees or counter-guarantees	105,830	130,411

Irrecoverable	69,430	54,644
With Senior “A” guarantees and counter-guarantees		12
With Senior “B” guarantees and counter-guarantees	6,326	8,328
Without Senior guarantees or counter-guarantees	63,104	46,304

Irrecoverable according to Central Bank's rules	231	390
With Senior “B” guarantees and counter-guarantees		38
Without Senior guarantees or counter-guarantees	231	352

Subtotal Consumer	16,272,406	14,454,472

Total	28,713,720	26,020,451

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of June 30, 2012 and December 31, 2011 and (ii) the statements of income and cash flows for the six-month periods ended June 30, 2012, and December 31, 2011, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2012):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes		Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A (former Sud Inversiones & Análisis S.A. )	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 213).

(c)	Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the six-month period ended June 30, 2012, and the year ended December 31, 2011.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statement of income for the six-month periods ended June 30, 2012, and 2011, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of June 30, 2012, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	242,926	1,099,313

Liabilities	196,052	887,194

Shareholders’ equity	46,874	212,119

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of June 30, 2012:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	42,633,892	3,231,767	99,262	1,099,313	105,690	799,284	46,370,640

Liabilities	37,272,502	2,803,509	6,487	887,194	63,240	23,682	41,009,250

Shareholders’ equity	5,361,390	428,258	92,775	212,119	42,450	775,602	5,361,390

Income	655,913	56,883	5,572	19,126	4,649	86,230	655,913

(1) Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts:

	06/30/2012	12/31/2011	06/30/2011

Cash	7,221,033	6,172,446	5,796,773

Government and private securities

Holdings booked at fair market value	289,613		205,546

Instruments issued by the Central Bank	46,091		107,823

Cash and cash equivalents	7,556,737	6,172,446	6,110,142

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial Statements, the following shows the situation of the main subsidiaries.

As of June 30, 2012, and 2011, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 43,350 and 26,400, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of June 30, 2012, the Bank capitalized income tax prepayments for 14,953 for 2012 tax year, which were recorded in the “Other receivables” account.

As of June 30, 2012, and 2011, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 100 and 153, respectively. The estimated accumulated NOL would total 31,312 as of December 31, 2011. Additionally, as of June 30, 2012 the subsidiary booked a minimum presumed income tax credit of 3,251, which was fully accrued, prepayments for an amount of 17 related to tax year 2012 and a 299 credit which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1.	Banco del Tucumán S.A.:

Item	06/30/2012	12/31/2011

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities.	43,621	49,158
Subtotal other receivables from financial intermediation	43,621	49,158

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	6,700	5,560
Subtotal other receivables	6,700	5,560

Total	50,321	54,718

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

3.2.	Banco Privado de Inversiones S.A.:

Item	06/30/2012	12/31/2011

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses.		403
Subtotal other receivables from financial intermediation		403

Other receivables

• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827

• Security deposits.	15	15
Subtotal other receivables	842	842

Total	842	1,245

3.3.	Macro Securities S.A. Sociedad de Bolsa:

Item	06/30/2012	12/31/2011

Investments in other companies

• Other.	1,453	1,453
Total	1,453	1,453

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2012:

	Balances at				Balances at
	beginning		Decreases		end of
Breakdown	of year	Increases	Uses	Reversals	period

Allowances

For loans	599,224	324,823	166,655	5,353	752,039

For other receivables from financial intermediation	238,712	2,675	4,187	5,786	231,414

For receivables from financial leases	5,620	209		120	5,709

For interests in other companies	2,129			834	1,295

For other receivables	12,908	685	551	485	12,557

Total	858,593	328,392	171,393	12,578	1,003,014

Provisions

For contingent commitments	24			13	11

For other contingencies	98,038	18,521	9,360	211	106,988

For differences from court deposits dollarization	14,754	886	75		15,565

Total	112,816	19,407	9,435	224	122,564

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of June 30, 2012, and December 31, 2011:

Type of contract / underlying asset	06/30/2012	12/31/2011

Futures / foreign currency	2,845,229	3,390,773

Repo transactions	3,195,781	3,285,652

Forward contracts / foreign currency	278,672	28,722

Options / BODEN coupons	24,546	36,657

Swap / Other	149,757	158,550

Options / other	67,609	40,091

Forward contracts / government securities	678

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, positions of transactions effective as of June 30, 2012, and December 31, 2011, are as follows:

Transaction	06/30/2012	12/31/2011

Net position of repurchase agreements	(3,077,425)	(3,231,730)

Net asset position of forward transactions without delivery of the underlying asset	78,215	96,191

Interest rate swap	149,757	158,550

Position of put options sold on BODEN 2012 and 2013 coupons	24,546	36,657

Position of put options purchased	67,609	40,091

Net asset position of forward transactions with delivery of the underlying asset	678

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial Statements, as of June 30, 2012, and December 31, 2011, Banco del Tucumán S.A., manages the following portfolios:

a)	the trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,054 and 8,401, respectively.

b)	the trust agreement Fideicomiso Financiero BATUC I for a total amount of 16,462 and 16,758, respectively.

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial Statements, the subsidiaries have the following trust agreements as of June 30, 2012, and December 31, 2011:

7.1.	Financial trusts for investment purposes

Financial trust	06/30/2012	12/31/2011

Certificates of participation:
TST & AF (a)	50,288	48,262	(1)
Other	21,139	10,215
Total certificates of participation	71,427	58,477

(1)	Net of allowances in the amount of 5,385.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 – Law No. 19.550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)

(Figures stated in thousands of pesos, except for where indicated)

(a)	TST & AF trust

As of June 30, 2012, and December 31, 2011, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.4 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of June 30, 2012, and December 31, 2011, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 514,475 and 613,743, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		302,247	227,251
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		81,479	6,171
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,746	46,062
Secured bonds under Presidential Decree No. 1,579/02		43,513	186,456
Federal government bonds in US dollars at Libor - Maturity: 2012		36,125	21,117
Federal government bonds in US dollars at 7% - Maturity: 2015		35,304	633
Discount bonds denominated in pesos - Maturity 2033		31,291	163,855
GDP - Related Securities - Maturity: 2035		21,592	46,936
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		15,950	16,275
Federal government bonds in US dollars at 7% - Maturity: 2013		12,237
Others		24,183	33,715
Subtotal holdings booked at market value - Local		650,667	748,471
- Foreign
Treasury Bill - Maturity 07-26-12		289,613
Treasury Bill - Maturity 04-19-12			215,147
Subtotal holdings booked at market value - Foreign		289,613	215,147
Subtotal holdings booked at market value		940,280	963,618
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013			1,992,625
Subtotal government securities under repo transactions with Central Bank of Argentina			1,992,625
Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-06-2013	52,061	51,925
Province of Buenos Aires Treasury Bills in pesos - Maturity: 08-09-2012	51,243	51,186
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015	6,679	6,089	6,425
Province of Tucumán bonds - First series in pesos - Maturity: 2018	2,967	2,957	2,846
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012			51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012			51,705
Subtotal government securities at amortized cost		112,157	112,887

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-30-2013		2,585,087
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-10-2013		341,605
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-06-2013		3,671
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-25-2013		1,540
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012			753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012			27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012			21,305
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012			19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012			12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012			12,188
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,931,903	846,819

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 11-14-2012		210,702
Central Bank of Argentina Internal Bills in pesos - Maturity 12-05-2012		176,003
Central Bank of Argentina Internal Bills in pesos - Maturity 08-01-2012		175,958
Central Bank of Argentina Internal Bills in pesos - Maturity 08-08-2012		104,479
Central Bank of Argentina Internal Bills in pesos - Maturity 08-29-2012		88,454
Central Bank of Argentina Internal Bills in pesos - Maturity 07-11-2012		57,107
Central Bank of Argentina Internal Bills in pesos - Maturity 09-12-2012		37,142
Central Bank of Argentina Internal Bills in pesos - Maturity 10-31-2012		35,406
Central Bank of Argentina Internal Bills in pesos - Maturity 09-25-2012		9,805
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		895,056

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 10-03-2012		145,717
Central Bank of Argentina Internal Bills in pesos - Maturity 10-24-2012		289
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-2012			499
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		146,006	499

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012			15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012			15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012			5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012			3,114
Subtotal Central Bank of Argentina notes at market value - Own portfolio			39,455
Subtotal instruments issued by the Central Bank of Argentina		3,972,965	886,773

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	06/30/2012		12/31/2011
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,972,965	886,773

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-15-2013	31,569	31,569	52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-22-2013			42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-03-2013			36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-23-2012			21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-18-2012			19,376
Subtotal Central Bank of Argentina Notes - Under repo Transactions		31,569	171,361

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-22-2012		51,056
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 08-15-2012		19,363
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-21-2012			239,911
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-04-2012			5,826
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		70,419	245,737
Total Instruments issued by the Central Bank of Argentina		4,074,953	1,303,871
Total Government securities		5,127,390	4,373,001

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	9,930	9,930	12,502
Grupo Financiero Galícia S.A.	5,684	5,684	5,347
IRSA Inversiones y Representaciones S.A.	380	380	372
Pampa Energía S.A.			5,640
Total investment in listed private securities		15,994	23,861

Total government and private securities		5,143,384	4,396,862

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 21, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director